Form 10-K405, Exhibit 13
period 1996-12-31
ALLIED CAPITAL COMMERCIAL CORP
filed 1997-03-28
CIK 887429

                     Allied Capital Commercial Corporation

                            SHAREHOLDER INFORMATION


CORPORATE OFFICE
c/o Allied Capital Advisers, Inc.
1666 K Street, NW, 9th Floor
Washington, DC 20006
Telephone:                   (202) 331-1112
Facsimile:                   (202) 659-2053
News-On-Demand:              (888) 329-5519
Investor Relations:          (202) 973-6334
Investor Relations E-mail:   ir@alliedcapital.com
Marketing:                   (202) 331-2439
Marketing E-mail:            info@alliedcapital.com
Internet Address:            http://www.alliedcapital.com

STOCK TRANSFER AGENT AND REGISTRAR
Inquiries on transferring securities, replacing a lost or stolen certificate, participating in the Dividend Reinvestment Plan, requesting Direct Deposit information or processing a change of address should be directed to:
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
In the United States:        (800) 937-5449
Outside the United States:   (212) 936-5100
E-mail:                      info@amstock.com
Internet Address:            http://www.amstock.com

FORM 10-K REPORT
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders upon written request to the Investor Relations Department at the Company's corporate office. This information is also available on Allied Capital's Internet site: http://www.alliedcapital.com

1997 ANNUAL MEETING OF SHAREHOLDERS
Montgomery Room at The Residence Inn by Marriott,
7335 Wisconsin Avenue, Bethesda, Maryland 20814
Tuesday, May 13, 1997
10 a.m. (EST)
All shareholders are welcome to attend.

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
Washington, DC

STOCK MARKET LISTING
Allied Capital Commercial Corporation common stock is quoted on the Nasdaq National Market under the ticker symbol ALCC. Most newspapers list the Company's stock as "AldCapC." The Company has approximately 1,500 shareholders of record and 16,800 beneficial shareholders.

DIVIDENDS AND DISTRIBUTIONS
Generally, quarterly dividends on common stock are paid on the last business day of each quarter. The Company has also paid a fifth distribution at year-end since 1993.


STOCK PRICE


               High       Low      Close
               ----       ---      -----
1995    Q1     16.88      14.75    16.50
        Q2     17.75      15.34    17.63
        Q3     19.13      17.13    18.13
        Q4     19.88      17.38    19.75

1996    Q1     20.00      18.25    18.88
        Q2     20.25      18.63    19.75
        Q3     23.50      19.63    21.88
        Q4     24.25      21.50    23.25

TOTAL DISTRIBUTIONS PER SHARE

 1992     1993     1994      1995     1996
 ----     ----     ----      ----     ----
$ 0.40   $ 1.00   $ 1.47    $ 1.78   $ 1.98

AVERAGE ANNUAL TOTAL RETURN

Value of $10,000 Investment at IPO
----------------------------------
  Year-End           Value
  --------           -----
   1992*             $12,198
   1993              $12,007
   1994              $13,131
   1995              $17,215
   1996              $22,242


* The Commpany's IPO was in July 1992.

A $10,000 investment in Allied Capital Commercial Corporation in 1992 at its initial public offering, with all dividends reinvested, was worth $22,242 at the end of 1996, a 19.4% average annual total return over this period.

                     Allied Capital Commercial Corporation

                                COMPANY PROFILE

Allied Capital Commercial Corporation offers shareholders the opportunity to profit from a nationwide portfolio of commercial real estate loans secured by a variety of property types. Managed by Allied Capital Advisers, Inc., the company seeks to provide current income and long-term capital appreciation for its shareholders.

                              FINANCIAL HIGHLIGHTS

                                                                                                    December 31,
(in thousands, except per share amounts)                                                         1996          1995
-------------------------------------------------------------------------------------------------------------------
Investments in Real Estate Loans                                                             $355,461      $273,510
Total Assets                                                                                 $370,304      $297,891
Total Debt Outstanding                                                                       $161,254      $ 98,625
Shareholders' Equity                                                                         $195,329      $186,724
Net Margin on Investments                                                                    $ 32,919      $ 28,305
Net Income                                                                                   $ 27,901      $ 24,225
Net Income Per Share                                                                         $   1.99      $   1.80
Distributions Per Share*                                                                     $   1.98      $   1.78
Weighted Average Number of Shares
  and Share Equivalents Outstanding                                                            14,048        13,453



*Represents the cumulative dividends declared by the board of directors in the year of declaration.

                     Allied Capital Commercial Corporation

                     Allied Capital Commercial Corporation

                      SELECTED CONSOLIDATED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------------
                                                                                   For the Years Ended December 31,
(in thousands, except per share amounts)                                  1996       1995       1994       1993       1992*
---------------------------------------------------------------------------------------------------------------------------
  DIVIDENDS AND DISTRIBUTIONS

Total distributions                                                   $ 27,734   $ 24,000   $ 19,043   $ 12,805   $  5,113
Distributions per share (tax basis):
  Ordinary income                                                     $   1.75   $   1.62   $   1.21   $   0.93   $   0.29
  Capital gains                                                           0.23       0.16       0.26       0.07       0.01
  Return of capital                                                         --         --         --         --       0.10
                                                                      ----------------------------------------------------
    Total distributions declared per share                            $   1.98   $   1.78   $   1.47   $   1.00   $   0.40
                                                                      ====================================================

      Distribution in cash                                            $   1.54   $   1.29   $   1.16   $   1.00   $   0.40
      Distribution in stock through the dividend reinvestment plan    $   0.44   $   0.49   $   0.31   $     --   $     --
--------------------------------------------------------------------------------------------------------------------------
 INCOME STATEMENT

Total investment income                                               $ 45,638   $ 33,542   $ 22,545   $ 14,505   $  3,855
                                                                      ====================================================
Net margin on investments                                             $ 32,919     28,305     20,932     14,450      3,820
Operating expenses                                                       8,297      6,582      5,051      3,111        107
Gains from dispositions of real estate loans                             5,706      3,048      2,433        861         70
Minority interest                                                        2,427        546         --         --         --
                                                                      ----------------------------------------------------
Net income                                                            $ 27,901   $ 24,225   $ 18,314   $ 12,200   $  3,783
                                                                      ====================================================

Net income per share                                                  $   1.99   $   1.80   $   1.42   $   0.95   $   0.30
                                                                      ====================================================

Weighted average number of shares and share equivalents outstanding     14,048     13,453     12,934     12,846     12,788
--------------------------------------------------------------------------------------------------------------------------

  BALANCE SHEET

Investments in real estate loans, net                                 $355,461   $273,510   $198,514   $112,255   $ 59,824
Total assets                                                          $370,304   $297,891   $233,555   $178,374   $176,714
Bonds payable                                                         $ 54,123   $ 98,625   $     --   $     --   $     --
Notes payable                                                         $107,131   $     --   $ 50,101   $     --   $     --
Shareholders' equity                                                  $195,329   $186,724   $178,839   $175,960   $176,560

*Represents operations from July 9, 1992 (date of inception) through December 31, 1992.




                     Allied Capital Commercial Corporation
                                       9

                     Allied Capital Commercial Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this report.


ORGANIZATION


Allied Capital Commercial Corporation is a Maryland corporation and its term as a corporation is perpetual; however, the board of directors will include in the proxy statement in the years 2000, 2003 and 2006 a resolution to be voted on by the shareholders to liquidate the corporation. The corporation will be liquidated if holders of two-thirds of the shares approve the resolution at any of the above dates. Allied Capital Commercial Corporation has elected to be taxed as a real estate investment trust (REIT) under Subchapter M of the Internal Revenue Code, as amended.

Allied Capital Commercial Corporation and Business Mortgage Investors, Inc.
(BMI), a private REIT, have coinvested with each other in certain business loans secured by real estate since January 1993. The coinvestment rate of these business loans between Allied Capital Commercial Corporation and BMI has been approximately 77% and 23%, respectively.

The consolidated financial statements of Allied Capital Commercial Corporation include the accounts of Allied Capital Commercial Corporation and its wholly owned subsidiaries, ALCC Holdings, Inc. and ALCC Acceptance Corporation, and its majority owned subsidiary Allied Capital Mortgage LLC (Allied Mortgage). The accounts of ALCC Acceptance Corporation include the accounts of its majority owned subsidiary Allied Capital Funding, LLC (Funding). Allied Capital Commercial Corporation and its subsidiaries are hereinafter referred to as the "Company." The Company is managed by Allied Capital Advisers, Inc. (Advisers) pursuant to an investment management agreement.


LOAN PORTFOLIO


The Company purchases or originates small business loans that are generally secured by real estate and used in owner-operated or owner-managed small businesses. The Company generally seeks a business loan size between $1 million and $15 million that meets certain underwriting requirements. The Company's loan terms include both fixed and variable rate type loans. As of December 31, 1996, the Company's loan portfolio consisted of 57% fixed rate loans and 43% variable rate loans, as compared to 43% fixed rate loans and 57% variable rate loans as of December 31, 1995. The Company has financed and continues to finance many different property types including hotels and motels, office buildings, retail and convenience stores, warehouses, medical offices, nursing homes and factories.

The Company makes investments across the nation and its loan portfolio has been segregated into five regions: Northeast; Southeast; Central; Southwest and West. As of December 31, 1996, the Company's loan concentration by region was 20%, 40%, 5%, 13% and 22%, respectively. This compares to the Company's loan concentration by region as of December 31, 1995 of 38%, 28%, 3%, 14% and 17% for the Northeast, Southeast, Central, Southwest and West regions, respectively.

The Company invested $161.9 million in real estate loans for the year ended December 31, 1996 as compared to $102.1 million and $107.8 million invested for the years ended December 31, 1995 and 1994, respectively. After considering normal principal payments and early payoffs of certain loans, the net increases in the Company's loan portfolio were $81.9 million, $75.0 million and $86.3 million, for the years ended December 31, 1996, 1995 and 1994, respectively. Loan payoffs received prior to their maturity resulted in realized gains of $5.7 million, $3.3 million and $2.6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

As of December 31, 1996, 39%, 21% and 12% of the Company's loan portfolio was invested in properties secured by hotels and motels, office buildings and retail space, respectively, as compared to 38%, 16% and 16% for the same categories as of December 31, 1995. In addition to industry concentration, the Company has made investments in which the underlying properties are subject to certain risk factors that could impair the collateral value. The Company evaluates the risks associated with its loans in terms of potential contingencies associated with environmental, hurricane and seismic risks. Depending on the nature of the risk factors, the Company may require the borrower to have the appropriate insurance coverage for these types of contingencies.

Loans greater than 120 days past due are considered to be impaired. The Company does not accrue interest on these loans and does not accrue interest for certain other loans


                     Allied Capital Commercial Corporation
                                      10

                     Allied Capital Commercial Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


that may be considered impaired. As of December 31, 1996 and 1995, the loans that were not accruing interest totaled $11.0 million and $5.1 million, respectively. The Company generally makes every effort to work with the borrower in order to restore the loan to a performing status before exercising other alternatives, such as foreclosure on the property.

The Company's loan loss reserve at December 31, 1996 was approximately $1.5 million as compared to $1.0 million at December 31, 1995. During 1996, the Company increased its provision for loan losses by $1.0 million, and two loans were charged off against the reserve in the amount of $558,000. For the years ended December 31, 1995 and 1994, no loans were charged off against the reserve, and increases to the provision equaled $500,000 and $512,000, respectively.


LIQUIDITY AND CAPITAL RESOURCES


The Company uses its cash from operations to provide working capital to pay its operating expenses, interest expense on outstanding indebtedness and to pay dividends to its shareholders. The Company funds new loans from loan repayments and through borrowings on its credit facilities. The Company has two primary credit facilities that it shares with BMI. The first is a $40 million revolving line of credit with a bank (line of credit). The second is a $150 million repurchase agreement (repurchase facility), with an investment bank. At December 31, 1996 the Company had borrowed $21 million and $86 million under the line of credit and repurchase facility, respectively. The Company uses the line of credit and the repurchase facility to warehouse loans until they can be permanently financed through the public offering of debt, or through other means. In November 1995 the Company, through Funding, financed a pool of its loans through the public offering of debt securities. At December 31, 1996 the bonds outstanding related to this offering totaled $54 million.

The Company entered into a five-year interest rate swap agreement in July 1996 in an effort to manage its exposure to fluctuations in interest rates in anticipation of a future long-term financing. The swap agreement has a notional amount equal to $50 million whereby the Company pays a third party a fixed rate equal to 6.92%, and the Company receives from the third party a rate equal to the 90-day LIBOR, semi-annually. This swap agreement has the effect of providing a hedge for fixed rate loans temporarily financed with the variable rate warehouse facilities, and provides a hedge against changes in long-term interest rates until such time as the loans are permanently financed. Management anticipates obtaining long-term financing during late 1997.

During 1996, the Company issued approximately 309,000 common shares at an average price of $20.69 per share to existing shareholders who participated in the dividend reinvestment plan. The Company also issued approximately 224,000 shares for approximately $4.0 million, through the exercise of stock options for which the Company provided loans for approximately $3.1 million.

Management of the Company believes that the cash flow from operations, and the availability of its existing line of credit and repurchase facility is sufficient to enable the Company to meet its current and anticipated future liquidity requirements including payment of dividends to its shareholders. The Company plans to increase its outstanding indebtedness during the upcoming year in order to finance new real estate investments. The Company is currently exploring several new sources of debt capital.


RESULTS OF OPERATIONS


The consolidated financial statements include the operations of Funding for the entire year of 1996 and the operations of Allied Mortgage since October 1, 1996. The amounts in 1995 only include the consolidation of Funding's operations from November 1, 1995.

In early 1996, Advisers identified a market opportunity to originate or purchase higher credit quality loans with lower stated interest rates. The Company's primary focus is hard-to-finance real estate lending; however, Advisers determined that the Company could make profitable loans in a narrow segment of the marketplace focused on borrowers with strong credit characteristics. These borrowers lack some of the criteria generally required by low-rate lenders, such as banks or real estate mortgage conduits. In order for the Company to compete for these lower-rate loans, Advisers and the Company revised the Company's expense structure through a revision to the investment management fee. The fee schedule was first revised on May 3, 1996 and that schedule applied to all loans originated or purchased on or after January 1, 1996.

                     Allied Capital Commercial Corporation
                                      11

                     Allied Capital Commercial Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Advisers and the Company modified the fees again in January 1997 for loans originated or purchased on or after January 1, 1997.

The revised fee schedule tiers the management fee percentages payable to Advisers, based upon certain characteristics of the outstanding loans held in the Company's loan portfolio. The revised fee schedule is based upon credit quality and other factors associated with the loans, and fees range from approximately 0.5% per annum to 3.5% per annum on each individual loan. The revised fee schedule places a quarterly cap, at a rate of approximately 2.5% per annum, on the total management fees payable to Advisers with respect to the Company's investment in loans. The fee schedule in effect in 1995 and prior years required a fee on all loans at a rate of approximately 2.5% per annum. The new fee schedule does not alter the fees charged on cash, temporary investments or other assets of the Company.


COMPARISON OF 1996 WITH 1995


Net income for the year ended December 31, 1996 equaled $27.9 million or $1.99 per share as compared to $24.2 million or $1.80 per share for 1995, a 15% increase. Net income increased as a result of the Company being able to increase its loan portfolio over 1995 levels, which generated more interest income, and due to increased realized gains from repayments of loans prior to their maturity. For the year ended December 31, 1996, the Company's loan portfolio had a weighted average stated rate of approximately 10.3% as compared to 10% for the year ended December 31, 1995. At December 31, 1996, loans totaled $355.5 million, compared to $273.5 million at the end of 1995. Amortization of loan discount increased 35% to $6.5 million in 1996 as compared to $4.9 million in 1995. The portfolio's weighted average yield, which includes stated interest and loan discount amortization, was 13.4% at December 31, 1996 as compared to 15% at December 31, 1995.

Net margin on investments after deducting interest expense and provision for loan losses was $32.9 million for the year ended December 31, 1996 as compared to $28.3 million for the year ended December 31, 1995, an increase of 16%. Net margin on investments as a percentage of total investment income was 72% and 84% for 1996 and 1995, respectively. Net margin on investments as a percent of total income is expected to decrease as the Company leverages its equity capital with debt in order to increase its loan portfolio. As the overall net margin on investments increases, the return on equity and returns to shareholders should increase.

Interest expense increased $6.3 million to $11.0 million in 1996 from $4.7 million in 1995. During 1996, the Company modified its credit facilities to provide for more favorable interest rates and borrowing levels. The interest rate on the line of credit is LIBOR plus 190 basis points or 7.5%, as of December 31, 1996, as compared to LIBOR plus 220 basis points or 7.9%, as of December 31, 1995. The interest rate on the repurchase facility is LIBOR plus 112 basis points, or 6.7%, at December 31, 1996, as compared to LIBOR plus 190, or 7.6%, at December 31, 1995.

Investment management fees increased to $7.3 million in 1996 from $6.0 million in 1995, or 21% because of the increase in the Company's loan portfolio. Other expenses of the Company increased to $1.8 million in 1996 from $672,000 in 1995. This increase is a function of the growth in the loan portfolio and includes expenses such as legal costs associated with portfolio transactions, directors fees, shareholder services and other miscellaneous costs.

Realized gains result when a loan that was initially purchased at a discount is repaid in excess of its net amortized cost. For the year ended December 31, 1996, realized gains equaled $5.7 million as compared to $3.3 million in 1995. The Company distributed $1.98 per share to shareholders in 1996, an increase of 11% over 1995 distributions of $1.78 per share. The 11% increase in the per share distribution is after effecting for a 3.9% increase in the common shares outstanding from December 31, 1995 to December 31, 1996. The Company increased its regular quarterly dividend in each quarter of 1996, and the fourth quarter dividend of 1996 equaled $0.50 per share as compared to $0.42 per share for the fourth quarter of 1995.

The Company is required to distribute at least 95% of its taxable income to shareholders. It has been the Company's objective to distribute all of its taxable income to shareholders. Income for financial reporting purposes differs from taxable income due to timing differences in the recognition of loan discount amortization, realized gains and the provision for loan losses.


                     Allied Capital Commercial Corporation
                                      12

                     Allied Capital Commercial Corporation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


COMPARISON OF 1995 WITH 1994


Net income for the year ended December 31, 1995 equaled $24.2 million or $1.80 per share as compared to $18.3 million or $1.42 per share for 1994, a 32% increase. Net income, which includes interest from loans, discount amortization and realized gains and is reduced for the minority interest in income, increased as a result of the Company continuing to increase its investments in loans during 1995. For the year ended December 31, 1995, the Company's loan portfolio had a weighted average stated interest rate of approximately 10%, which remained constant when compared to 1994. The increase in the stated interest was primarily due to the increase in the principal amount of loans. At December 31, 1995 loans totaled $273.5 million, compared to $198.5 million at December 31, 1994. Amortization of loan discount increased 59% to $4.9 million for the year ended December 31, 1995 as compared to $3.1 million for 1994. Including stated interest and discount amortization, the weighted average yield in the loan portfolio at December 31, 1995 and 1994 was approximately 15%.

The Company continued to leverage its equity in 1995 and increased its total outstanding indebtedness by $48.5 million to $98.6 million at December 31, 1995. As a result, interest expense increased $3.6 million to $4.7 million in 1995. Net margin on investments after interest expense and provision for loan losses increased to $28.3 million or 35% over the prior year. Net margin on investments as a percent of total investment income was 84% and 93% for 1995 and 1994, respectively.

Investment management fees increased to $6 million in 1995 from $4.4 million in 1994 or 37%. The Company paid quarterly fees to its investment manager equal to 0.625% per quarter on total assets excluding temporary investments and cash, and 0.125% per quarter on temporary investments and cash. The increase in management fees resulted from the increase in the loan portfolio. Other operating expenses of the Company remained relatively constant in 1995 as compared to 1994. The Company provided for an increase in the allowance for loan losses of $0.5 million in 1995.

Realized gains on the early repayments of loans purchased at a discount totaled $3.3 million in 1995 as compared to $2.6 million in 1994.

Total distributions to shareholders, including four regular quarterly dividends and an extra distribution, were $1.78 per share, an increase of 21% over 1994 dividends of $1.47 per share. The growth in profits allowed the Company to continue to increase its regular quarterly dividend throughout 1995, from $0.35 per share for the fourth quarter of 1994 to $0.42 per share for the fourth quarter of 1995.


FACTORS AFFECTING THE COMPANY'S BUSINESS


Interest rate fluctuations. Loans with variable interest rates may become unattractive to some borrowers as market interest rates increase. Substantial changes in market interest rates could result in greater rates of prepayments of or defaults on outstanding loans and may inhibit the expansion of the Company's business and reduce its profitability. The Company also originates or purchases loans with fixed rates of interest. Loans with fixed interest rates that are financed with variable rate debt capital could expose the Company to reduced net margins on its loans as interest rates increase. The Company carefully monitors this exposure and endeavors to match fixed rate loans on a long-term basis with fixed rate financing.

Competition. A large number of entities and individuals compete for the opportunity to make the kinds of investments made by the Company. Many of these entities and individuals have greater financial resources than the combined resources of the Company. As a result of this competition, the Company may from time to time be precluded from making otherwise attractive investments on terms considered to be prudent in light of the risks to be assumed.


     Statements included in this report concerning the Company's future prospects are "forward looking statements" under the Federal securities laws. There can be no assurance that future results will be achieved and actual results could differ materially from forecasts and estimates.


                     Allied Capital Commercial Corporation
                                      13

                     Allied Capital Commercial Corporation

                           CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------------------------
                                                                                                         December 31,
(in thousands, except number of shares)                                                               1996          1995
-------------------------------------------------------------------------------------------------------------------------
  ASSETS
Investments in real estate loans, net                                                             $355,461      $273,510
Cash and cash equivalents                                                                            2,025        12,668
Note receivable from affiliate                                                                         203         4,751
Accrued interest receivable                                                                          3,496         3,804
Deferred financing costs, net                                                                          957         1,650
Other assets                                                                                         8,162         1,508
                                                                                                  -----------------------
  Total assets                                                                                    $370,304      $297,891
                                                                                                  =======================
  LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Bonds payable                                                                                   $ 54,123      $ 98,625
  Notes payable                                                                                    107,131            --
  Accrued interest payable                                                                             994           570
  Dividends payable                                                                                  1,420         2,323
  Investment management fee payable                                                                  1,930         1,628
  Other liabilities                                                                                  1,219         1,981
  Minority interest                                                                                  8,158         6,040
Commitments and Contingencies
Shareholders' Equity:
  Common stock, $.0001 par value, 50,000,000 shares authorized; 14,266,514 and
    13,733,787 issued and outstanding at December 31, 1996 and 1995                                      1             1
  Additional paid-in capital                                                                       202,615       192,251
  Notes receivable from sale of common stock                                                        (6,345)       (4,419)
  Accumulated distributions in excess of net income                                                   (942)       (1,109)
                                                                                                  -----------------------
    Total shareholders' equity                                                                     195,329       186,724
                                                                                                  -----------------------
    Total liabilities and shareholders' equity                                                    $370,304      $297,891
                                                                                                  =======================

The accompanying notes are an integral part of these financial statements.



                       Allied Capital Commercial Corporation
                                      14

                     Allied Capital Commercial Corporation

                        CONSOLIDATED STATEMENT OF INCOME

------------------------------------------------------------------------------------------------------------------------
                                                                                        For the Years Ended December 31,
(in thousands, except per share amounts)                                                    1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
Investment Income:
  Income from real estate loans:
    Stated interest                                                                      $36,335     $26,884     $17,203
    Discount amortization                                                                  6,544       4,860       3,058
    Other investment income                                                                1,450         601          31
                                                                                         -------------------------------
      Total income from real estate loans                                                 44,329      32,345      20,292
    Interest on temporary investments                                                      1,309       1,197       2,253
                                                                                         -------------------------------
      Total investment income                                                             45,638      33,542      22,545
  Interest and related expenses:
    Interest expense                                                                      10,960       4,661       1,078
    Provision for loan losses                                                              1,000         500         512
    Other                                                                                    759          76          23
                                                                                         -------------------------------
      Net margin on investments                                                           32,919      28,305      20,932
Operating Expenses:
  Investment management fees                                                               7,269       5,986       4,369
  Other                                                                                    1,028         596         682
                                                                                         -------------------------------
Income before gains and minority interest                                                 24,622      21,723      15,881
Gains from dispositions of real estate loans, net                                          5,706       3,048       2,433
                                                                                         -------------------------------
Income before minority interest                                                           30,328      24,771      18,314
Minority interest                                                                          2,427         546          --
                                                                                         -------------------------------
Net income                                                                               $27,901     $24,225     $18,314
                                                                                         ===============================
Net income per share                                                                       $1.99       $1.80       $1.42
                                                                                         ===============================
Weighted average number of shares and share equivalents outstanding                       14,048      13,453      12,934
                                                                                         ===============================

The accompanying notes are an integral part of these financial statements.



                     Allied Capital Commercial Corporation
                                       15

                     Allied Capital Commercial Corporation

                 Consolidated Statement of Shareholders' Equity

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Accumulated
                                                                  Common   Additional             Unrealized   Distributions
                                                      Number     Stock at   Paid-in    Notes     Depreciation  in Excess of
(in thousands)                                       of Shares  Par Value   Capital Receivable  on Investments  Net Income   Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                              12,829      $ 1    $177,319   $  (755)       $--       $  (605)   $175,960
Share issuances through dividend reinvestment plan         242       --       4,006        --         --            --       4,006
Incentive stock options exercised                           90       --       1,400    (1,300)        --            --         100
Payments on notes receivable                                --       --          --        25         --            --          25
Unrealized depreciation on investments                      --       --          --        --       (523)           --        (523)
Net income                                                  --       --          --        --         --        18,314      18,314
Dividends declared                                          --       --          --        --         --       (19,043)    (19,043)
                                                       ---------------------------------------------------------------------------
Balance, December 31, 1994                              13,161        1     182,725    (2,030)      (523)       (1,334)    178,839
Share issuances through dividend reinvestment plan         353       --       6,126        --         --            --       6,126
Incentive stock options exercised                          220       --       3,400    (2,654)        --            --         746
Payments on notes receivable                                --       --          --       265         --            --         265
Reversal of unrealized depreciation on investments          --       --          --        --        523            --         523
Net income                                                  --       --          --        --         --        24,225      24,225
Dividends declared                                          --       --          --        --         --       (24,000)    (24,000)
                                                       ---------------------------------------------------------------------------
Balance, December 31, 1995                              13,734        1     192,251    (4,419)        --        (1,109)    186,724
Share issuances through dividend reinvestment plan         309       --       6,399        --         --            --       6,399
Incentive stock options exercised                          224       --       3,965    (3,050)        --            --         915
Payments on notes receivable                                --       --          --     1,124         --            --       1,124
Net income                                                  --       --          --        --         --        27,901      27,901
Dividends declared                                          --       --          --        --         --       (27,734)    (27,734)
                                                       ---------------------------------------------------------------------------
Balance, December 31, 1996                              14,267      $ 1    $202,615   $(6,345)       $--       $  (942)   $195,329
                                                       ===========================================================================

The accompanying notes are an integral part of these financial statements.

                     Allied Capital Commercial Corporation
                                       16

                     Allied Capital Commercial Corporation

                      CONSOLIDATED STATEMENT OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------------
                                                                                          For the Years Ended December 31,
(in thousands)                                                                            1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                           $ 27,901     $  24,225     $  18,314
  Adjustments to reconcile net income to net cash provided by operating activities:
    Discount amortization                                                                (6,544)       (4,860)       (3,058)
    Gains from disposition of loans                                                      (5,706)       (3,297)       (2,591)
    Provision for loan losses                                                             1,000           500           512
    Loss on sale of investments                                                              --           249           158
    Minority interest                                                                     2,427           546            --
    Amortization of deferred financing costs                                                693            72            --
    Changes in assets and liabilities:
      Accrued interest receivable                                                           308          (458)         (374)
      Other assets                                                                       (6,654)       (1,267)          104
      Investment management fee payable                                                     302           352           479
      Accrued interest payable                                                              424           495            --
      Other liabilities                                                                    (762)        1,594        (1,155)
                                                                                       ------------------------------------
        Net cash provided by operating activities                                        13,389        18,151        12,389
                                                                                       ------------------------------------
Cash flows from investing activities:
  Investment in loans                                                                  (161,963)     (102,147)     (107,842)
  Collections of loan principal                                                          93,244        57,268        25,691
  Collections (advances) under note receivable from affiliate                             4,548         2,747        (7,498)
  Collection of notes receivable from sale of common stock                                1,124           265            25
  Proceeds from the sale of government securities                                            --        24,055        29,304
                                                                                       ------------------------------------
        Net cash used in investing activities                                           (63,047)      (17,812)      (60,320)
                                                                                       ------------------------------------
Cash flows from financing activities:
  Net proceeds from long-term debt                                                           --        79,321            --
  Payments of long-term debt                                                            (44,502)         (185)           --
  Net (payments) borrowings under revolving line of credit                              107,131       (26,891)       26,891
  Net (payments) borrowings against government securities available for sale                 --       (23,210)       23,210
  Cash dividends paid                                                                   (22,238)      (18,431)      (12,160)
  Issuance of common stock                                                                  915           746           100
  Minority interest distributions                                                        (2,291)           --            --
                                                                                       ------------------------------------
        Net cash provided by financing activities                                        39,015        11,350        38,041
                                                                                       ------------------------------------
Net (decrease) increase in cash and cash equivalents                                    (10,643)       11,689        (9,890)
Cash and cash equivalents at beginning of period                                         12,668           979        10,869
                                                                                       ------------------------------------
Cash and cash equivalents at end of period                                             $  2,025     $  12,668     $     979
                                                                                       ====================================

The accompanying notes are an integral part of these financial statements.



                     Allied Capital Commercial Corporation
                                       17

                     Allied Capital Commercial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION


ORGANIZATION. Allied Capital Commercial Corporation (Allied Commercial) is a Maryland corporation and was formed to invest in loans secured primarily by first liens on commercial real estate. Allied Commercial has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, as amended.

Commencing in January 1993, Allied Commercial and Business Mortgage Investors, Inc. (BMI), a private REIT, agreed to coinvest with each other in certain real estate loans. The coinvestment rate of these loans between Allied Commercial and BMI has been approximately 77% and 23%, respectively. Allied Commercial and BMI both have investment management agreements with Allied Capital Advisers, Inc. (Advisers) and certain officers and directors of Advisers are also officers and directors of Allied Commercial and BMI.

Allied Commercial's term as a corporation is perpetual; however, the board of directors will include in the proxy statement in the years 2000, 2003 and 2006 a resolution to be voted on by the shareholders to liquidate Allied Commercial. If holders of two-thirds of the shares approve the resolution at any of the above dates, Allied Commercial will be liquidated.

BASIS OF PRESENTATION. The consolidated financial statements of Allied Commercial include the accounts of Allied Commercial and its wholly owned subsidiaries, ALCC Holdings, Inc. and ALCC Acceptance Corporation, and its majority-owned subsidiary Allied Capital Mortgage, LLC (Allied Mortgage). The accounts of ALCC Acceptance Corporation include the accounts of its majority-owned subsidiary, Allied Capital Funding, LLC (Funding). All significant intercompany accounts and transactions have been eliminated in consolidation. Allied Capital Commercial Corporation and its subsidiaries are hereinafter referred to as the "Company".


NOTE 2. SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES


INCOME TAXES. Generally, a REIT will not be subject to federal income taxation on that portion of its income that qualifies as REIT taxable income to the extent that it distributes at least 95 percent of its taxable income to its shareholders and complies with certain other requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes for the Company in the accompanying consolidated financial statements.

Net income for financial reporting purposes of the Company may differ from taxable income for the periods presented due to timing differences in the recognition of loan discount amortization, realized gains from modification of loan terms and loan losses.

INVESTMENTS IN LOANS. The Company's investments in loans consist of commercial real estate loans that are either purchased from unrelated third parties or originated directly with the borrower. Generally, loans that are purchased are obtained at an amount less than face value creating market discount. Loans that are originated generally require the borrower to pay loan origination and closing fees at the time the transaction is completed. The Company accounts for its investments in loans, purchased or originated, at their amortized cost. The difference between the cost and the unpaid principal balance is carried as a discount or premium. The Company generally amortizes original issue and market discounts over the remaining term of the loan using the effective interest method.

Investment income is comprised of the stated interest discount amortization and other investment income.

PROVISION FOR LOAN LOSSES. The Company measures the impairment of its loans based upon the fair value of the underlying collateral which is determined on an individual loan basis. In arriving at the fair value of the collateral, many factors are considered, including market evaluations of the underlying collateral, operating cash flow from the


                     Allied Capital Commercial Corporation
                                      18

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

property and credit concentrations. When the fair value of the underlying collateral securing the loan is less than the amortized cost in the loan, an allowance is generally established for the deficiency including an estimate of selling cost with a corresponding charge to expense. The existing allowances will be either increased or decreased based upon future valuations by a charge to income, through a provision for loan losses or by charge-offs (net of recoveries), respectively.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company uses derivative financial instruments to reduce interest rate risks. The Company has established a control environment which includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not hold or issue derivative financial instruments for trading purposes.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash in banks and all highly liquid investments with original maturities of three months or less.

DEFERRED FINANCING COSTS. Financing costs are based on actual costs incurred in obtaining the financing and are deferred and amortized as part of interest expense over the term of the related debt instrument.

PER SHARE INFORMATION. Net income per share is calculated using the weighted average number of shares and share equivalents outstanding for the periods presented. Share equivalents included in the computation represent shares issuable upon the assumed exercise of options which would have a dilutive effect in years in which there were earnings.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NEW ACCOUNTING STANDARDS. In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. It also establishes criteria for the recognition of either a servicing asset or servicing liability for servicing contracts to service financial assets. This standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company believes adoption of the new standard, effective January 1, 1997, will not have a material impact on its consolidated financial position or results of operations.

In December 1996, the FASB issued SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of SFAS No. 125" which amends the previously issued SFAS No. 125 and deferred implementation of the standards enumerated in SFAS No. 125 for repurchase agreements and dollar rolls, securities lending and similar transactions to transfers of financial assets that occur after December 31, 1997.

RECLASSIFICATIONS. Certain reclassifications have been made to the 1995 and 1994 data to conform to the 1996 presentation.


NOTE 3. MINORITY INTEREST


FUNDING. In November 1995, the Company, through one of its wholly owned subsidiaries, contributed an aggregate of $121,068,000 in loans to Funding in exchange for a majority equity interest. Additionally, BMI, through its wholly owned subsidiary, contributed an aggregate of $27,073,000 in loans to Funding in exchange for a minority equity interest. Funding is a limited purpose finance company that issued $98,810,000 of 6.92 percent Commercial Mortgage Collateralized Bonds, Series 1995-C1 (the Bonds) in November 1995. Following the issuance of the Bonds, Funding distributed the proceeds to the Company's and BMI's respective wholly owned subsidiaries which reduced


                     Allied Capital Commercial Corporation
                                      19

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


their respective equity interests in Funding. The net equity in Funding represents the Company's and BMI's respective wholly owned subsidiaries' subordinated interest in the loans contributed. For financial reporting purposes, the assets and liabilities of Funding have been consolidated with those of the Company, and BMI's interest in Funding is included in the Company's financial statements as a minority interest.

BMI's minority interest in the balance of the loans, interest income and discount amortization are equivalent to BMI's original coinvestment ownership percentage at the time the investments in the loans were made with the Company. The Company and BMI have agreed to allocate the expenses incurred by Funding based on the ratio of the outstanding principal amount of the loans contributed to Funding in exchange for their respective equity interests. In addition, the Company and BMI have agreed that the liability for Bonds payable should be allocated using this same percentage. The allocation percentages for the Company and BMI are approximately 82 percent and 18 percent, respectively.

ALLIED MORTGAGE. On October 1, 1996, the Company contributed an aggregate of $9,384,000 in loans to Allied Mortgage in exchange for a majority equity interest. The Company's ownership of Allied Mortgage at December 31, 1996 equaled 79 percent. The assets, liabilities and operating results for the period October 1, 1996 to December 31, 1996 of Allied Mortgage have been consolidated into the Company and have been reduced by the interests of the minority owners.


NOTE 4. INVESTMENTS IN LOANS


As of December 31, 1996, approximately 57 percent and 43 percent of the Company's portfolio of loans carried fixed and adjustable interest rate loans, respectively. In addition, approximately 19 percent, 11 percent and 10 percent of the the Company's portfolio as of December 31, 1996, were located in California, Virginia and Maryland, respectively. In addition, loans for hotels, office buildings, retail and industrial warehouses equaled 39 percent, 21 percent, 12 percent and 10 percent respectively, or 82 percent of the Company's portfolio as of December 31, 1996.

As of December 31, 1996 and 1995, the unamortized discount balance was $37,124,000 and $37,821,000, respectively, and has been included with investments in loans in the accompanying consolidated balance sheet.

The Company generally defines impaired loans as those that are past due 120 days or more or loans that have been specifically identified. The Company measures loan impairment based on the fair value of the loan collateral less estimated selling expenses. Specific reserves for impaired loans totaled $1,454,000, and $1,012,000, as of December 31, 1996 and 1995, respectively. In
1996, 1995 and 1994, the Company increased its provision for loan losses by $1,000,000, $500,000 and $512,000, respectively. These increases were offset by charge-offs totaling $558,000 for the year ended December 31, 1996, with no charge-offs recorded for the years ended December 31, 1995 and 1994. The Company's policy is to recognize interest income on impaired loans on the cash basis with cash payments applied to the loan principal balance.

As of December 31, 1996 and 1995, loans that were not accruing interest equaled $10,978,000 and $5,134,000, respectively. Of the total impaired loans identified by the Company, $3,721,000 and $2,588,000, of the recorded investment in these loans were specifically reserved for as of December 31, 1996 and 1995, respectively. The average recorded investment in impaired loans during 1996 and 1995 was $8,056,000 and $4,091,000, respectively. Interest income on impaired loans was $566,000 and $269,000, respectively.


NOTE 5. NOTE RECEIVABLE FROM AFFILIATE


As of December 31, 1996 and 1995, the Company had outstanding advances to BMI of $203,000 and $4,751,000, respectively. The advances to BMI allow BMI the opportunity to participate in the purchase or origination of loans with the Company. All advances made to BMI are collateralized by the underlying loans in which the Company holds a


                     Allied Capital Commercial Corporation
                                      20

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


majority ownership interest and are due on demand. The maximum amount that may be advanced to BMI is $7,500,000. The Company's advances to BMI earn interest at the Wall Street Journal prime rate plus 2 percent, which equaled 10.25 percent and 10.5 percent as of December 31, 1996 and 1995. Interest income recorded by the Company from this source for the years ended December 31, 1996, 1995 and 1994 was $194,000, $170,000 and $287,000, respectively.


NOTE 6. INVESTMENTS AVAILABLE FOR SALE


During 1995, the Company liquidated its investment in a security collateralized by a pool of mortgage loans with the Federal National Mortgage Association, guaranteed by the Government National Mortgage Association, and realized a loss of $249,000, which has been included in gains from the disposition of real estate loans on the accompanying consolidated statement of income.


NOTE 7. BONDS AND NOTES PAYABLE


BONDS PAYABLE. On November 20, 1995, Funding issued $98,810,000 of 6.92 percent Series 1995-C1 Commercial Mortgage Collateralized Bonds. The Bonds have been rated "AA" by Fitch Investors Service, L.P. The Bonds were secured by a trust estate consisting primarily of a pool of 64 loans that were secured by first liens on various types of commercial properties and were nonrecourse to the Company. As of November 1, 1995, the cut-off date (date on which the Bonds were issued), the loans in the pool had an aggregate principal balance of approximately $148,141,000, after adjusting the principal balance for principal due on or before November 1, 1995.

The loans included in the pool were either originated or acquired by the Company or originated or acquired jointly by the Company and BMI. The Company conveyed its interest in each loan to ALCC Acceptance Corporation and BMI conveyed its interest in each loan to BMI Acceptance Corporation (collectively, the Finance Companies). The Finance Companies in turn conveyed their interests to Funding.

The Bonds pay interest and principal monthly on the 25th day of each month commencing in December 1995, with respect to interest accrued through the last day of the preceding month. The minimum required payment to bond holders on a monthly basis equals the sum of the total scheduled principal payments for the loans in the pool and interest due on the Bonds. The stated maturity for the Bonds is February 25, 2003.

Funding received $97,449,000 in net proceeds from the issuance of the Bonds. The respective portions of the proceeds were distributed by Funding to the Company and BMI through the Finance Companies.

As of December 31, 1996, based on the scheduled principal payments of the loans, scheduled principal payments on an aggregate basis for the Bonds are expected to be as follows: 1997--$6,856,000; 1998--$3,656,000;
1999--$11,437,000; 2000--$9,745,000; 2001--$1,485,000; and thereafter
$20,944,000.

NOTES PAYABLE. The Company, in conjunction with BMI, has a $40,000,000 revolving line of credit with a bank. The revolving line of credit bears interest at LIBOR plus 190 basis points, or 7.5 percent as of December 31, 1996, and expires in August 1997. At December 31, 1996, the Company had borrowings under this revolving line of credit of $21,356,000. The Company had no outstanding borrowings as of December 31, 1995.

The Company, again in conjunction with BMI, has an approved credit facility with Merrill Lynch Mortgage Capital, Inc., whereby the Company and BMI can borrow up to $150,000,000 through repurchase agreements using its investments in loans as collateral. As of December 31, 1996, the Company's recorded investment in these loans pledged as collateral totaled $96,014,000, which approximated their market value. The terms of the repurchase agreements are interest only with all principal due at maturity. The repurchase agreements bear interest at LIBOR plus 112 basis points, or 6.7 percent, as of December 31, 1996. At December 31, 1996, the Company had borrowed $85,775,000 under the repurchase agreements. The repurchase agreements mature on March 21, 1997 and it is anticipated that the repurchase agreements will be extended with similar terms.


                     Allied Capital Commercial Corporation
                                      21

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8. INTEREST RATE SWAP AGREEMENT


The Company entered into an interest rate swap agreement (the "swap agreement") with Morgan Guaranty Trust Company of New York in anticipation of a future long-term financing of its loans on July 22, 1996. The swap agreement has a notional amount of $50 million, and the Company pays a fixed rate of 6.92% and receives a rate equal to the 90-day LIBOR semi-annually on the notional amount. The swap agreement terminates July 22, 2001. Net differences under the swap agreement are recognized as an adjustment to interest expense currently.


NOTE 9. SHAREHOLDERS' EQUITY


The authorized capital of the Company includes 5,000,000 shares of Preferred Stock with a par value of $0.0001, none of which is currently issued.

The Company has a dividend reinvestment plan (the Plan). Under the Plan, shareholders of record are automatically enrolled and may opt out at any time. The Company may instruct the stock transfer agent to buy shares in the open market or the Company may issue new shares. When the Company issues new shares, the price at which shares are allocated to participant accounts is equal to the average of the closing sales prices reported for the shares for the five days on which trading in the shares took place immediately prior to and including the payment date. During 1996 and 1995, the Company issued 309,283 and 352,707 shares at an average price of $20.69 and $17.36 per share, respectively.

The Company has an incentive stock option plan (ISO plan) that allows the granting of options to the Company's officers. The vesting provisions for individual option grants are determined at issuance by the board of directors, Under the ISO plan, as amended, a maximum of 1,486,349 options may be granted at a price not less than the market value of the underlying shares on the date of grant and are exercisable over a period not to exceed ten years. Holders of ten percent or more of the Company's outstanding shares must exercise their options within a period not to exceed five years. Officers may borrow from the Company the funds necessary to exercise vested stock options. The loans have varying terms not exceeding ten years, bear interest at the applicable federal interest rate in effect at the date of issue and have been recorded as a reduction in shareholders' equity. For the years ended December 31, 1996, 1995 and 1994, officers of the Company borrowed $3,050,000, $2,654,000, and $1,300,000, respectively, from the Company in order to exercise their options and made principal payments of $1,124,000, $265,000, and $25,000, respectively, during the same periods. The Company recognized interest income of $303,000, $179,000, and $56,000 for the years ended December 31, 1996, 1995 and 1994, respectively.


A summary of the status of the Company's incentive stock option plan as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below:

-----------------------------------------------------------------------------------------------------------------------------
(shares in thousands)                                           1996                   1995                     1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                WEIGHTED AVG.           Weighted Avg.           Weighted Avg.
Options                                                SHARES  EXERCISE PRICE  Shares  Exercise Price  Shares  Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                          712       $17.32      629           $16.80     602         $16.72
Granted                                                   137        19.25      323            17.08     117          16.25
Exercised                                                (224)       17.74     (220)           15.44     (90)         15.55
Forfeited                                                 (68)       17.33      (20)           17.61      --             --
                                                          ---                   ---                      ---
Outstanding at end of year                                557        17.63      712            17.32     629          16.80
                                                          ===                   ===                      ===
Options exercisable at year-end                           186                   265                      263


-----------------------------------------------------------------------------------------------------------------------------

                     Allied Capital Commercial Corporation
                                      22

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about incentive stock options outstanding at December 31, 1996:

---------------------------------------------------------------------------------------------------------------------------
(shares in thousands)                                Options Outstanding                         Options Exercisable
                                     -------------------------------------------------     --------------------------------
                                             Number   Weighted Average        Weighted             Number          Weighted
Range of                                Outstanding          Remaining         Average        Exercisable           Average
Exercise Prices                      As of 12/31/96   Contractual Life  Exercise Price     As of 12/31/96    Exercise Price
---------------------------------------------------------------------------------------------------------------------------
$15.25-$17.38                                   188            6.7 years        $16.06                 73         $16.42
$17.75-$17.75                                   175            8.6               17.75                 45          17.75
$18.75-$19.25                                   194            8.0               19.04                 68          19.02
                                                ---                                                   ---
$15.25-$19.25                                   557            7.7               17.63                186          17.69
                                                ===                                                   ===

---------------------------------------------------------------------------------------------------------------------------



The company accounts for the ISO plan as required by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with Statement of Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), the Company's net income and net income per share would have been reduced to the following pro forma amounts:

------------------------------------------------------------
Year Ended December 31,                      1996     1995
------------------------------------------------------------
Net income:
  As reported                             $27,901    $24,225
  Pro forma                               $27,637    $23,858
Net income per share:
  As reported                             $  1.99    $  1.80
  Pro forma                               $  1.97    $  1.77
------------------------------------------------------------

Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants; risk-free interest rates of 6 percent for both 1996 and 1995; expected dividend yield of 8 percent for 1996 and 1995; expected life of 5 years for all options granted in 1995 and 1996; expected volatility of 29 percent for 1996 and 1995.


NOTE 10. DIVIDENDS AND DISTRIBUTIONS


For the years ended December 31, 1996, 1995 and 1994, the Company's board of directors declared the following distributions:

------------------------------------------------------------------------------------------------------------------------
                                                                1996                    1995                  1994
                                                                          TOTAL                 Total              Total
                                                            TOTAL           PER    Total          Per    Total       Per
(In Thousands, Except Per Share Amounts)                   AMOUNT         SHARE   Amount        Share   Amount     Share
------------------------------------------------------------------------------------------------------------------------
First Quarter                                             $ 6,061         $0.44   $5,046        $0.38   $3,464     $0.27
Second Quarter                                              6,388          0.46    5,353         0.40    3,855      0.30
Third Quarter                                               6,764          0.48    5,540         0.41    4,270      0.33
Fourth Quarter                                              7,101          0.50    5,738         0.42    4,577      0.35
Annual Extra Distribution                                   1,420          0.10    2,323         0.17    2,877      0.22
                                                          --------------------------------------------------------------
  Total                                                   $27,734         $1.98  $24,000        $1.78  $19,043     $1.47
                                                          ==============================================================

------------------------------------------------------------------------------------------------------------------------


                     Allied Capital Commercial Corporation
                                      23

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


For income tax purposes, distributions for 1996, 1995 and 1994 were 88 percent, 91 percent and 83 percent ordinary income and 12 percent, 9 percent and 17 percent net capital gains, respectively. The following table summarizes the differences between taxable income and financial reporting income for the years ended December 31, 1996, 1995 and 1994:

-----------------------------------------------------------------------
(in thousands)                             1996       1995        1994
-----------------------------------------------------------------------
Financial statement net income           $27,901    $24,225     $18,314
Adjustments:
  Amortization of discount                  (694)    (1,229)       (632)
  Gains from dispositions of loans          (795)       475         849
  Expenses not deductible for tax          1,294        562         512
                                         ------------------------------
Taxable income                           $27,706    $24,033     $19,043
                                         ==============================

-----------------------------------------------------------------------


NOTE 11. INVESTMENT MANAGEMENT AGREEMENT


The Company has an investment management agreement with Advisers. Advisers, under the supervision of the Company's board of directors, identifies, evaluates, structures and closes the investments to be made by the Company, arranges debt and equity capital for the Company, and is responsible for monitoring the investments made by the Company, including portfolio management and servicing. The investment management agreement may be terminated at any time, without penalty, on sixty days' notice to Advisers if holders of two-thirds of the Company's shares vote to terminate the agreement. In addition, this agreement will terminate automatically in the event of its assignment. Certain officers and directors of Advisers are also officers and directors of the Company.

The Company pays all operating expenses, except those specifically required to be borne by Advisers. The expenses paid by Advisers include the compensation of the Company's officers and the cost of office space, equipment and other personnel required for the Company's day-to-day operations. The expenses that are paid by the Company include its share of transaction costs incident to the acquisition and disposition of investments, professional fees and expenses, the fees and expenses of the Company's directors, the costs of printing and mailing reports to shareholders, costs associated with promoting the Company's stock and the fees and expenses of the Company's custodian and transfer agent. The Company is also required to pay expenses associated with litigation and other extraordinary or non-recurring expenses, as well as expenses related to insurance and bonding.

Under the stated terms of its investment management agreement with Advisers, the Company is obligated to pay fees on its consolidated invested assets at a rate that approximates 2.5 percent per annum. In order for the Company to provide loans to borrowers at lower interest rates and increase its competitiveness in the marketplace, Advisers revised its fee schedule on May 3, 1996 and January 9, 1997 with the Company for all loans that were originated or purchased on or after January 1, 1996 and January 1, 1997, respectively. The revised fee schedules agreed to on these dates reflect different types of management fee percentages payable to Advisers based upon certain characteristics of the outstanding loans held in the Company's investment portfolio. The revised fees ranged from 0.5 percent of invested assets to 3.5 percent of invested assets with a quarterly cap, at a rate of 2.5 percent per annum, on the total management fees payable to Advisers.

Management fees payable to Advisers with respect to the Company's holdings of cash and interim investments have not been affected by the revisions to the fee schedule. Management fees on cash and interim investments are payable quarterly in arrears, at a rate of approximately 0.5 percent per annum.


NOTE 12. PRO FORMA FINANCIAL DATA (UNAUDITED)


As a result of forming Funding and its issuance of the Bonds in November 1995 and the Company's majority ownership, the Company consolidated Funding's operations

                     Allied Capital Commercial Corporation
                                      24

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


into its financial statements. As a result, the historical results of operations and earnings per share may not be indicative of future results of operations. The following represents the pro forma condensed statement of income as if Funding issued the Bonds and the Company consolidated Funding's operations as of the beginning of the year in which the transaction occurred, as well as at the beginning of the preceding year. The pro forma condensed statement of income is not necessarily indicative of what actual results of operations of the Company would have been assuming this transaction had been completed as of January 1, 1995 and 1994, respectively, nor does it purport to represent the results of operations for future periods.

------------------------------------------------------------
                                         For the Years Ended
                                              December 31,
(in thousands, except per share amounts)     1995     1994
------------------------------------------------------------
Total investment income                   $38,853    $32,531
Total expenses                             14,305     12,844
Net realized gains                          3,048      2,433
Minority interest                           2,650      2,660
                                          ------------------
Net income                                $24,946    $19,460
                                          ==================
Net income per share                      $  1.85    $  1.50
                                          ==================

------------------------------------------------------------


NOTE 13. DISCLOSURES ABOUT FAIR VALUE
         OF FINANCIAL INSTRUMENTS


Statement of Financial Accounting Standards No. 107, "Fair Value of Financial Instruments," requires disclosures about the fair value for all financial instruments. All of the Company's financial instruments are held or issued for purposes other than trading. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value:

CASH AND CASH EQUIVALENTS AND OTHER SHORT-TERM INSTRUMENTS. The carrying amount approximates fair value because of the short maturity of these instruments.

NOTE RECEIVABLE FROM AFFILIATES. The fair value of the note receivable is estimated using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As of December 31, 1996 and 1995, the Company considered the recorded amount to approximate the fair value.

INVESTMENTS IN REAL ESTATE LOANS. The fair value of the Company's real estate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The estimated fair value of the Company's investments in loans approximated the carrying amount as of December 31, 1996 and 1995.

NOTES PAYABLE. This debt is at floating interest rates which approximate current rates available to the Company for such debt, and accordingly the fair value of such floating rate debt approximates the current carrying amount.

BONDS PAYABLE. The estimated fair value of the Company's fixed rate bonds payable approximates its current carrying amount based upon the subordination amount of this transaction.

INTEREST RATE SWAP AGREEMENT. The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparty. As of December 31, 1996, the Company would have incurred a loss of approximately $961,000 to terminate the swap agreement.

COMMITMENTS TO EXTEND CREDIT. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of the commitments as of December 31, 1996 totaled $33,675,000.



                     Allied Capital Commercial Corporation
                                      25

                     Allied Capital Commercial Corporation

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14. SUPPLEMENTAL DISCLOSURE OF
         CASH FLOW INFORMATION


--------------------------------------------------------------------
                                             December 31,
(in thousands)                          1996       1995       1994
--------------------------------------------------------------------
Non-cash financing activities:
  Consolidation of long-term debt
    related to minority interest       $   --     $18,062     $   --
  Issuance of common shares in
    exchange for notes receivable      $3,050     $ 2,654     $1,300
  Issuance of common shares in
    lieu of cash for dividends         $6,399     $ 6,126     $4,006
Non-cash investing activities:
  Consolidation of mortgage loans
    related to minority interest       $2,004     $23,490     $   --
  Interest paid                        $9,843     $ 4,166     $1,003
--------------------------------------------------------------------


NOTE 15. COMMITMENTS AND CONTINGENCIES


The Company had commitments outstanding of $33,675,000 at December 31, 1996 for new loan originations and purchases.


NOTE 16. CONCENTRATIONS OF CREDIT RISK


Concentrations of credit risk with respect to loans are limited due to a large base and geographic dispersion. The Company makes investments across the nation and its loan portfolio can be segregated into five regions: Northeast, Southeast, Central, Southwest and West. As of December 31, 1996, the Company's loan concentration by these regions was 20%, 40%, 5%, 13% and 22%, respectively. This compares to the Company's loan concentration by region as of December 31, 1995 of 38%, 28%, 3%, 14% and 17%, respectively.

The Company places its cash with financial institutions and, at times, cash held in checking accounts in financial institutions may be in excess of the Federal Deposit Insurance Corporation insured limit.

At December 31, cash and cash equivalents consisted of the following:

----------------------------------------------------------
(in thousands)                              1996      1995
----------------------------------------------------------
Cash equivalents                         $ 5,928   $14,440
Less escrows held                         (3,903)   (1,772)
                                         -----------------
  Total                                  $ 2,025   $12,668
                                         =================

----------------------------------------------------------


NOTE 17. QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)


------------------------------------------------------------------------------------------------------------------------
                                                                                              1996
(in thousands, except per share amounts)                                  QTR 1         QTR 2        QTR 3        QTR 4
------------------------------------------------------------------------------------------------------------------------
Total investment income                                                  $10,093      $11,266       $11,794      $12,485
Net income                                                               $ 6,855      $ 7,683       $ 6,391      $ 6,972
Net income per share                                                     $  0.50      $  0.55       $  0.45      $  0.49
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                              1995
                                                                          Qtr 1         Qtr 2         Qtr 3        Qtr 4
------------------------------------------------------------------------------------------------------------------------
Total investment income                                                   $7,280       $8,202        $8,765       $9,295
Net income                                                                $5,877       $5,547        $6,333       $6,468
Net income per share                                                      $ 0.44       $ 0.41        $ 0.47       $ 0.47
------------------------------------------------------------------------------------------------------------------------



                     Allied Capital Commercial Corporation

                     Allied Capital Commercial Corporation

     CONSOLIDATED SCHEDULE OF LOANS ON REAL ESTATE AS OF DECEMBER 31, 1996

-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except number of loans)                                                                               Loan Principal
                                                                                                                     Amount Subject
                                                                                                                      to Delinquent
                                               Current       Final          Periodic            Carrying   Principal  Principal or
Description                                 Interest Rate  Maturity       Payment Terms          Amount     Amount       Interest*
-----------------------------------------------------------------------------------------------------------------------------------
First mortgage on commercial property            10%        2003        Level principal         $ 12,711   $ 12,764     $    --
  Cupertino, California                                              and interest payments,
     Office/research complex                                         amortizing to maturity;
                                                                         paydown in 2003
-----------------------------------------------------------------------------------------------------------------------------------
First mortgages on commercial property,
  each having a carrying amount less than
  3% of total carrying amount:
    Auto services, 18 loans                 8.00%-12.50%  1996-2020         Various                3,227      3,864          --
    Churches, 3 loans                       6.75%- 8.50%  1997-2011         Various                  419        571          --
    Convenience/gas stations, 4 loans      11.00%-13.75%  1997-2010         Various               10,926     11,153          --
  Hotels-full service, 32 loans             7.50%-14.75%  1996-2006         Various               97,241    100,885       1,473
  Hotels-limited service, 16 loans          8.25%-13.00%  1996-2021         Various               29,438     31,668          --
  Hotels-resorts/suites, 4 loans            7.25%-10.50%  1998-2005         Various               12,138     12,918       1,856
  Marinas, 3 loans                          6.66%-12.75%  1998-2012         Various                1,184      1,392         555
  Mini-storage facilities, 3 loans          8.19%- 9.75%  1998-2017         Various                2,382      2,751          --
  Mixed use, 7 loans                        5.25%-16.00%  1996-2013         Various                5,117      5,238          --
  Hospitals, nursing homes &
    medical offices, 18 loans               7.50%-12.75%  1996-2027         Various               17,698     20,969          --
  Office buildings, 67 loans                5.00%-13.00%  1996-2021         Various               75,953     86,968         775
  Restaurants, 15 loans                     7.91%-10.50%  1996-2020         Various                3,315      3,923         420
  Retail operations, 44 loans               4.00%-12.00%  1996-2019         Various               44,477     53,296       2,513
  Warehouses, 31 loans                      8.72%-12.50%  1996-2017         Various               21,094     23,234          --
  Other, 26 loans                           2.00%-16.00%  1996-2024         Various               19,595     22,444       3,386
------------------------------------------------------------------------------------------------------------------------------------
      Totals                                                                                     356,915    394,038      10,978
------------------------------------------------------------------------------------------------------------------------------------
  Loan loss reserve                                                                                1,454         --          --
------------------------------------------------------------------------------------------------------------------------------------
TOTAL MORTGAGE LOANS AT AMORTIZED COST
  AFTER LOAN LOSS RESERVE                                                                       $355,461   $394,038     $10,978
====================================================================================================================================

* These accounts reflect the principal amount of loans where the payments are three months or more past due.

                     Allied Capital Commercial Corporation
                                       27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Allied Capital Commercial Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Allied Capital Commercial Corporation and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Capital Commercial Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Consolidated Schedule of Loans on Real Estate is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                    /s/ ARTHUR ANDERSEN LLP


Washington, DC
February 6, 1997


                     Allied Capital Commercial Corporation
                                       28

                    Allied Capital Commercial Corporation

                           DIRECTORS AND OFFICERS*


DIRECTORS
William L. Walton(1)                           Katherine C. Marien                          Julie E. Svoboda
Chairman of the Board &                        Executive Vice President                     Vice President, Controller &
Chief Executive Officer                                                                     Assistant Treasurer
                                               Joan M. Sweeney
David Gladstone                                Executive Vice President                     Christina L. DelDonna
Vice Chairman                                                                               Vice President & Assistant Controller
                                               G. Cabell Williams III
John M. Scheurer(1)                            Executive Vice President                     Jeff E. Erhardt
President & Chief Operating Officer                                                         Assistant Vice President
                                               Arthur S. Cooper
Anthony T. Garcia(2)                           Senior Vice President                        Mohamoud M. Garad
Financial Consultant                                                                        Assistant Vice President
                                               Robert J. Corry
Charles L. Palmer(1,2)                         Senior Vice President                        Alexandra M. Johns
President/Managing General Partner,                                                         Assistant Vice President
North American Company                         Tricia B. Daniels
                                               Senior Vice President & Secretary            Kristine M. Lansing
John D. Reilly(1,3)                                                                         Assistant Vice President &
Chairman, Reilly Investment Corporation        Michael J. Grisius                           Assistant Secretary
                                               Senior Vice President
Laura W. van Roijen(2,3)                                                                    Donna B. Natale
Private Real Estate Investor                   John J. Hall, Jr.                            Assistant Vice President &
                                               Senior Vice President                        Assistant Secretary
George C. Williams
Financial Consultant                           George Stelljes III                          Peter M. Ramsey
                                               Senior Vice President                        Assistant Vice President
(1) Executive Committee
(2) Audit Committee                            Kelly A. Anderson                            James P. Shevlin
(3) Compensation Committee                     Vice President, Corporate Controller &       Assistant Vice President
                                               Assistant Treasurer
*As of March 1, 1997                                                                        Michael R. Sifers
                                               John W. Benton                               Assistant Vice President
OFFICERS                                       Vice President
                                                                                            Thomas R. Salley III
William L. Walton                              Michael G. Carey                             Assistant Secretary
Chairman of the Board &                        Vice President
Chief Executive Officer                                                                     Thomas H. Westbrook
                                               Suzanne V. Sparrow                           Assistant Secretary
John M. Scheurer                               Vice President, Investor Relations &
President & Chief Operating Officer            Assistant Secretary

Jon A. DeLuca
Executive Vice President, Treasurer &
Chief Financial Officer


            QUARTERLY STOCK PRICE AND DISTRIBUTIONS TO SHAREHOLDERS

The following table sets forth the high and low bid prices of the Company's common stock by calendar quarter during 1996 and 1995 and the distributions paid per share. The quotations represent interdealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

------------------------------------------------------------------------------------------------------
                                                   1996                              1995
                                                         DISTRIBUTIONS                   Distributions
                                       HIGH       LOW      PER SHARE       High     Low    Per Share
------------------------------------------------------------------------------------------------------
First Quarter                         $20.00    $18.25       $0.44        $16.88  $14.75     $0.38
Second Quarter                        $20.25    $18.63       $0.46        $17.75  $15.34     $0.40
Third Quarter                         $23.50    $19.63       $0.48        $19.13  $17.13     $0.41
Fourth Quarter                        $24.25    $21.50       $0.50        $19.88  $17.38     $0.42
Annual Extra Distribution                                    $0.10                           $0.17
                                                             -----                           -----
  Total Distribution                                         $1.98                           $1.78
                                                             =====                           =====

------------------------------------------------------------------------------------------------------